The information in this prospectus supplement and accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Supplement dated November 7, 2005

Filed pursuant to Rule 424(b)(5)

Registration No. 333-122639

PROSPECTUS SUPPLEMENT
(To prospectus dated February 25, 2005)

Merrill Lynch & Co., Inc.

                 Depositary Shares

Each Representing a 1/1200th Interest in a Share of

        % Non-Cumulative Preferred Stock, Series 3

Each of the                  depositary shares offered hereby represents a 1/1200th ownership interest in a share of perpetual         % Non-Cumulative Preferred Stock, Series 3 (“Series 3 Preferred Stock”), $30,000 liquidation preference per share, of Merrill Lynch & Co., Inc. (“ML&Co.”), deposited with JPMorgan Chase Bank, N.A., as depositary. Each depositary share entitles the holder, through the depositary, to all proportional rights and preferences of the Series 3 Preferred Stock represented thereby. The depositary shares are evidenced by depositary receipts.

The Series 3 Preferred Stock is not redeemable prior to                     , 2010. On and after that date, the Series 3 Preferred Stock will be redeemable at our option, in whole at any time or in part from time to time, at a redemption price equal to $30,000 per share (equivalent to $25 per depositary share), plus declared and unpaid dividends.

Dividends on the Series 3 Preferred Stock, if declared, will be payable quarterly, in arrears, on February 28, May 28, August 28 and November 28 of each year, beginning February 28, 2006, at the rate of         % per annum. Except for the initial dividend period, the term “Dividend Period” means the period from and including each dividend payment date to but excluding the next succeeding dividend payment date.

Dividends on the Series 3 Preferred Stock will not be cumulative. Accordingly, if for any reason our board of directors does not declare a dividend on the Series 3 Preferred Stock for a Dividend Period, we will not pay a dividend for that Dividend Period on the quarterly payment date or at any future time, whether or not our board of directors declares dividends on the Series 3 Preferred Stock for any future Dividend Period. However, with certain exceptions, we may not declare or pay dividends on or redeem or purchase our common stock at any time if we have not declared, paid or set aside for payment full dividends on the Series 3 Preferred Stock for the immediately preceding Dividend Period.

Concurrent with this offering of depositary shares representing interests in Series 3 Preferred Stock, we may offer depositary shares each representing a 1/1,200th ownership interest in a share of our Floating Rate Non-Cumulative Preferred Stock, Series 4. The Floating Rate Non-Cumulative Preferred Stock, Series 4, if issued, will be offered pursuant to a separate prospectus supplement. Neither offering is contingent upon the other.

Application will be made to list the depositary shares on the New York Stock Exchange. If approved for listing, trading of the depositary shares on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the depositary shares.

	Per Depositary Share	Total(4)
Public offering price(1)	$	$
Underwriting discount(2)	$	$
Proceeds to ML&Co.(1)(3)	$	$
(1)	Plus accrued dividends, if any, from November , 2005 to the date of delivery
(2)	The underwriting discount will be $ per depositary share offered hereby with respect to any depositary share sold to certain institutions, which decreases the total underwriting discount and increases the total proceeds to ML&Co. by $ .
(3)	Before deducting expenses payable by ML&Co.
(4)	ML&Co. has granted the underwriters an option, exercisable within 30 days from the date hereof, to purchase up to an additional depositary shares to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

The depositary shares will be ready for delivery in book-entry form only through The Depository Trust Company on or about November     , 2005.

Merrill Lynch & Co.

Sole Book-Running Manager

Citigroup

    Morgan Stanley

    UBS Investment Bank

Wachovia Securities

The date of this prospectus supplement is November     , 2005.

Prospectus Supplement

Prospectus

Merrill Lynch & Co., Inc	2
Use of Proceeds	2
Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3
The Securities	3
Description of Debt Securities	4
Description of Debt Warrants	15
Description of Currency Warrants	17
Description of Index Warrants	18
Description of Preferred Stock	24
Description of Depositary Shares	29
Description of Preferred Stock Warrants	33
Description of Common Stock	35
Description of Common Stock Warrants	38
Plan of Distribution	41
Where You Can Find More Information	42
Incorporation of Information We File With the SEC	42
Experts	43

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the cover of this prospectus supplement.

SUMMARY OF TERMS

This summary highlights the principal terms of the Series 3 Preferred Stock and the depositary shares. It does not contain all of the information that you need to consider in making your investment decision. To understand all of the terms of the offering of the Series 3 Preferred Stock and the depositary shares, you should read carefully this prospectus supplement and the accompanying prospectus.

Securities offered

                   depositary shares each representing a 1/1200th interest in a share of perpetual       % Non-Cumulative Preferred Stock, Series 3, $1.00 par value, with a liquidation preference of $30,000 per share (equivalent to $25 per depositary share) of Merrill Lynch & Co., Inc., which we refer to as “ML&Co.” Each holder of a depositary share will be entitled, in proportion to the applicable fraction of a share of the Series 3 Preferred Stock represented by such depositary share, to all the rights and preferences of the Series 3 Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

Dividends	Non-cumulative dividends at the rate of % per annum, payable quarterly in arrears.

Dividends on the Series 3 Preferred Stock will not be cumulative. Accordingly, if for any reason our board of directors does not declare a dividend on the Series 3 Preferred Stock for a Dividend Period, we will not pay a dividend for that Dividend Period on the quarterly payment date or at any future time, whether or not our board of directors declares dividends on the Series 3 Preferred Stock for any future Dividend Period.

We may not, at any time, declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of our common stock or any other of our stock ranking as to dividends or distribution of assets junior to the Series 3 Preferred Stock, unless full dividends on all outstanding shares of Series 3 Preferred Stock have been declared or paid or set aside for payment for the immediately preceding Dividend Period (except for (x) dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase shares of, our common stock or other of our capital stock ranking junior to the Series 3 Preferred Stock as to dividends and distribution of assets upon dissolution, liquidation or winding up of ML&Co., (y) redemptions or purchases of any rights pursuant to our Rights Agreement or by conversion or exchange for our capital stock ranking junior to the Series 3 Preferred Stock as to dividends and distribution of assets upon dissolution, liquidation or winding up of ML&Co. and (z) purchases by us or our affiliates in connection with transactions effected by or for the account of customers of ML&Co. or customers of any of our subsidiaries or in connection with the distribution or trading of such capital stock).

We may not declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire (except for purchases by us or our affiliates in connection with transactions effected by or for the account of customers of ML&Co. or customers of any of our subsidiaries or in connection with the distribution or trading of such stock), or make a liquidation payment with respect to, any of our preferred stock or any other of our stock ranking as to dividends or distribution of assets equal with the Series 3 Preferred Stock, unless, for such Dividend Period, full or pro rata dividends on all outstanding shares of Series 3 Preferred Stock have been declared, paid or set aside for payment.

Payment dates

February 28, May 28, August 28 and November 28 of each year, beginning February 28, 2006, when, as and if declared by our board of directors in its sole discretion, but only out of assets of ML&Co. legally available for payment.

If any date on which dividends would otherwise be payable is not a New York business day (as defined below), then the dividend payment date will be the next succeeding day that is a New York business day and no additional interest will accrue.

Redemption

The Series 3 Preferred Stock is not redeemable prior to                 , 2010. On and after that date, the Series 3 Preferred Stock will be redeemable at our option, in whole at any time or in part from time to time, at a redemption price equal to $30,000 per share (equivalent to $25 per depositary share), plus declared and unpaid dividends, without accumulation of any undeclared dividends. Holders of Series 3 Preferred Stock will have no right to require the redemption of the Preferred Stock.

Liquidation rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of ML&Co., the holders of shares of Series 3 Preferred Stock are entitled to receive out of assets of ML&Co. available for distribution to stockholders, before any distribution of assets is made to holders of common stock or of any of our other shares of stock ranking as to such a distribution junior to the shares of Series 3 Preferred Stock, a liquidating distribution in the amount of $30,000 per share (equivalent to $25 per depositary share) plus declared and unpaid dividends, without accumulation of any undeclared dividends.

Voting rights	None, except with respect to certain changes in the terms of the Series 3 Preferred Stock and in the case of certain dividend arrearages. See “Description of Preferred Stock—Voting Rights.”

In addition, holders of depositary shares have voting rights with respect to certain amendments to the deposit agreement. See “Description of the Depositary Shares—Amendment and Termination of the Deposit Agreement.”

Ranking	The Series 3 Preferred Stock will rank senior, as to payment of dividends and distribution of assets upon dissolution, liquidation or winding up of ML&Co., to our common stock (or any of our other shares of stock ranking junior to the Series 3 Preferred Stock). The Series 3 Preferred Stock will rank on a parity as to payment of dividends and distribution of assets upon dissolution, liquidation or winding up of ML&Co. with each other outstanding series of preferred stock of ML&Co. As of the date hereof, our Floating Rate Non-Cumulative Preferred Stock, Series 1 and Floating Rate Non-Cumulative Preferred Stock, Series 2 are the only issued and outstanding series of preferred stock that will rank on a parity with the Series 3 Preferred Stock. Concurrent with this offering of depositary shares representing interests in Series 3 Preferred Stock, we may offer depositary shares each representing a 1/1,200th ownership interest in a share of our Floating Rate Non-Cumulative Preferred Stock, Series 4. The Floating Rate Non-Cumulative Preferred Stock, Series 4, if issued, will rank on a parity with the Series 3 Preferred Stock.

Preemptive and conversion rights	None.

NYSE listing

We will apply to list the depositary shares on the New York Stock Exchange (the “NYSE”) under the symbol “MER PrI”. If approved for listing, we expect trading of the depositary shares on the NYSE to commence within a 30-day period after the initial delivery of the depositary shares.

Transfer agent and registrar	JPMorgan Chase Bank, N.A.

Depositary	JPMorgan Chase Bank, N.A.

DESCRIPTION OF THE SERIES 3 PREFERRED STOCK

The following description of certain terms of the Series 3 Preferred Stock offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of preferred stock set forth in the accompanying prospectus, to which description reference is hereby made. The following summary is not intended to be complete.

References in this prospectus supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc.

General

The Series 3 Preferred Stock is part of a single series of authorized preferred stock consisting of            shares of Series 3 Preferred Stock (           shares, if the underwriters exercise their overallotment option to purchase additional depositary shares in full) being initially offered hereby. We may from time to time, without notice to or the consent of holders of the Series 3 Preferred Stock offered hereby, issue additional shares of the Series 3 Preferred Stock. The holders of Series 3 Preferred Stock will have no preemptive rights. The Series 3 Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable.

The Series 3 Preferred Stock will, on the date of original issuance, rank on a parity as to payment of dividends and distribution of assets upon dissolution, liquidation or winding up of ML&Co. with our Floating Rate Non-Cumulative Preferred Stock, Series 1 and our Floating Rate Non-Cumulative Preferred Stock, Series 2, and will rank senior to any Series A junior preferred stock when issued as described under “Description of Common Stock—Rights to Purchase Series A Junior Preferred Stock” in the accompanying prospectus. Concurrent with this offering of depositary shares representing interests in Series 3 Preferred Stock, we may offer depositary shares each representing a 1/1,200th ownership interest in a share of our Floating Rate Non-Cumulative Preferred Stock, Series 4. The Floating Rate Non-Cumulative Preferred Stock, Series 4, if issued, will rank on a parity with the Series 3 Preferred Stock. The Series 3 Preferred Stock, together with each other series of preferred stock, will rank senior to the common stock and any other stock of ML&Co. that is expressly made junior to such series of preferred stock as to the payment of dividends and distribution of assets upon dissolution, liquidation or winding up of ML&Co. We may from time to time, without notice to or consent from the holders of the depositary shares, create and issue additional shares of preferred stock ranking on an equal basis to the Series 3 Preferred Stock as to dividends and upon dissolution, liquidation or winding up.

The Series 3 Preferred Stock will not be convertible into, or exchangeable for, shares of any other class or series of stock or other securities of ML&Co., and will not be subject to any sinking fund or other obligation of ML&Co. to repurchase the Series 3 Preferred Stock.

Dividends

Dividends on shares of the Series 3 Preferred Stock will not be mandatory. Holders of shares of Series 3 Preferred Stock will be entitled to receive, if and when declared by our board of directors or a duly authorized committee of the board of directors, out of assets of ML&Co. legally available under Delaware law for payment, non-cumulative cash dividends, payable quarterly in arrears, at the rate of         % per annum, of the $30,000 liquidation preference per share (equivalent to $25 per depositary share).

Except for the initial dividend period from November     , 2005 to February 28, 2006, the term “Dividend Period” means the period from and including each dividend payment date to but excluding the next succeeding dividend payment date.

If declared, we will pay dividends on the Series 3 Preferred Stock quarterly, in arrears, on February 28, May 28, August 28 and November 28 of each year, beginning February 28, 2006. We will pay dividends to holders of record as they appear on our stock books on each record date, not more than 30 days nor less than 10 days preceding the applicable payment date, as shall be fixed by the board of directors or a duly authorized committee of the board of directors. If any date on which dividends would otherwise be payable is not a New York business day, then the dividend payment date will be the next succeeding day that is a New York business day and no additional interest will accrue. “New York business day” means any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions generally are authorized or obligated by law or executive order to be closed. See “Description of the Depositary Shares—Dividends and Other Distributions” about the deferral of distribution of amounts that are fractions of one cent ($0.01).

Dividends on shares of the Series 3 Preferred Stock will not be cumulative. If the board of directors of ML&Co., or a duly authorized committee of the board of directors, does not declare a dividend on the Series 3 Preferred Stock for any Dividend Period, we will not pay a dividend for that Dividend Period on the quarterly payment date or at any future time, whether or not dividends on the Series 3 Preferred Stock are declared for any future Dividend Period.

Dividends payable on the Series 3 Preferred Stock for any period greater or less than a full dividend period shall (if and when declared) be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Series 3 Preferred Stock for each full dividend period shall (if and when declared) be computed by dividing the per annum dividend rate by four. Dividends will cease to accrue after the redemption date on shares of the Series 3 Preferred Stock unless we default in the payment of the redemption price of the shares called for redemption.

We may not, at any time, declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of our common stock or any other of our stock ranking as to dividends or distribution of assets junior to the Series 3 Preferred Stock, unless full dividends on all outstanding shares of Series 3 Preferred Stock have been declared or paid or set aside for payment for the immediately preceding Dividend Period (except for (x) dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase shares of, our common stock or other of our capital stock ranking junior to the Series 3 Preferred Stock as to dividends and distribution of assets upon dissolution, liquidation or winding up of ML&Co., (y) redemptions or purchases of any rights pursuant to our Rights Agreement or by conversion or exchange for our capital stock ranking junior to the Series 3 Preferred Stock as to dividends and distribution of assets upon dissolution, liquidation or winding up of ML&Co. and (z) purchases by us or our affiliates in connection with transactions effected by or for the account of customers of ML&Co. or customers of any of our subsidiaries or in connection with the distribution or trading of such capital stock).

We may not declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire (except for purchases by us or our affiliates in connection with transactions effected by or for the account of customers of ML&Co. or customers of any of our subsidiaries or in connection with the distribution or trading of such stock), or make a liquidation payment with respect to, any of our preferred stock or any other of our stock ranking as to dividends or distribution of assets equal with the Series 3 Preferred Stock, unless for such Dividend Period, full or pro rata dividends on all outstanding shares of Series 3 Preferred Stock have been declared, paid or set aside for payment.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of ML&Co., the holders of shares of Series 3 Preferred Stock are entitled to receive out of assets of ML&Co. available for distribution to stockholders, before any distribution of assets is made to holders of common stock or of any of our other shares of stock ranking as to such a distribution junior to the shares of Series 3 Preferred Stock, a liquidating distribution in the amount of $30,000 per share (equivalent to $25 per depositary share) plus declared and unpaid dividends, without accumulation of any undeclared dividends.

After payment of such a liquidating distribution, the holders of shares of Series 3 Preferred Stock will not be entitled to any further participation in any distribution of assets by ML&Co.

A consolidation or merger of ML&Co. with one or more corporations will not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of ML&Co.

Because ML&Co. is a holding company, its rights and the rights of its creditors and its shareholders, including the holders of shares of the Series 3 Preferred Stock, to participate in the assets of any subsidiary of ML&Co. upon such subsidiary’s liquidation or recapitalization may be subject to the prior claims of the subsidiary’s creditors, except to the extent that ML&Co. may itself be a creditor with recognized claims against the subsidiary.

Redemption

The Series 3 Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions. The Series 3 Preferred Stock is not redeemable prior to                     , 2010. On and after that date, the Series 3 Preferred Stock will be redeemable at our option, in whole at any time or in part from time to time, upon not less than 30 days nor more than 60 days notice, at a redemption price equal to $30,000 per share (equivalent to $25 per depositary share), plus declared and unpaid dividends, without accumulation of any undeclared dividends. Holders of Series 3 Preferred Stock will have no right to require the redemption of the Preferred Stock.

If shares of the Series 3 Preferred Stock are to be redeemed, the notice of redemption shall be given by first class mail to the holders of record of the Series 3 Preferred Stock to be redeemed, mailed not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof. Each notice of redemption will include a statement setting forth: (i) the redemption date, (ii) the number of shares of the Series 3 Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder, (iii) the redemption price and (iv) the place or places where holders may surrender certificates evidencing shares of Series 3 Preferred Stock for payment of the redemption price.

Terms Dependent on Regulatory Changes

If, (a) ML&Co. (by election or otherwise) is subject to any law, rule, regulation or guidance (together, “regulations”) relating to its capital adequacy which regulation (x) provides for a type or level of capital characterized as “Tier 1” in, or pursuant to regulations of any governmental agency, authority or body having regulatory jurisdiction over ML&Co. and implementing, the capital standards published by the Basel Committee on Banking Supervision, the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, or any other United States national governmental agency, authority or body, or (y) provides for a type or level of capital that in the judgment of ML&Co. (after consultation with counsel of recognized standing) is substantially equivalent to such “Tier 1” capital (such capital described in either (x) or (y) is referred to below as “Tier 1 Capital”), and (b) ML&Co. affirmatively elects to qualify the Series 3 Preferred Stock for such Tier 1 Capital treatment without any sublimit or other quantitative restriction on the inclusion of such Series 3 Preferred Stock in Tier 1 Capital (other than any limitation requiring that common equity or a specified form of common equity constitute the dominant form of Tier 1 Capital) under such regulations, then, upon such affirmative election, the terms of the Series 3 Preferred Stock will automatically be amended to reflect the following modifications (without any action or consent by the holders of the Series 3 Preferred Stock or any other vote of stockholders of ML&Co.):

•

If and to the extent such modification is a Required Unrestricted Tier 1 Provision (as defined below), ML&Co.’s right to redeem the Series 3 Preferred Stock on or after                     , 2010 will be restricted (such restrictions including but not limited to any requirement that ML&Co. receive prior approval for such redemption from any applicable regulator or that such redemption be prohibited);

•	If and to the extent such modification is a Required Unrestricted Tier 1 Provision, ML&Co.’s right to make distributions with respect to, or redeem, purchase or acquire or make payments on, securities junior to the Series 3 Preferred Stock (upon a non-payment of dividends on the Series 3 Preferred Stock) will become subject to additional restrictions pursuant to the terms of the Series 3 Preferred Stock; and

•	If and to the extent such modification is a Required Unrestricted Tier 1 Provision, any other new provisions or terms will be added to the Series 3 Preferred Stock, or existing terms will be modified; provided, however, that no such provision or term will be added, and no such modification will be made pursuant to the terms of this third sub-section, if it would alter or change the rights, powers or preferences of the shares of the Series 3 Preferred Stock so as to affect the shares of the Series 3 Preferred Stock adversely.

As used above, the term “Required Unrestricted Tier 1 Provision” means a term which is, in the written opinion of counsel of recognized standing and delivered to ML&Co., required for the Series 3 Preferred Stock to be treated as Tier 1 Capital of ML&Co. without any sublimit or other quantitative restriction on the inclusion of such Series 3 Preferred Stock in Tier 1 Capital (other than any limitation requiring that common equity or a specified form of common equity constitute the dominant form of Tier 1 Capital) pursuant to the applicable regulations. ML&Co. will provide notice to holders of any Series 3 Preferred Stock of any such changes in the terms of the Series 3 Preferred Stock made pursuant to the terms of this paragraph on or about the date of effectiveness of any such modification. A copy of the relevant regulations will be on file at the principal offices of ML&Co. and, upon request, will be made available to such holders.

Voting Rights

Except as provided below, the holders of Series 3 Preferred Stock will have no voting rights.

Whenever dividends payable on the Series 3 Preferred Stock have not been declared or paid for a number of Dividend Periods, whether or not consecutive, which in the aggregate is equivalent to six Dividend Periods (a “Nonpayment”), the holders of outstanding shares of the Series 3 Preferred Stock, voting as a class with holders of shares of all other series of preferred stock ranking equal with the Series 3 Preferred Stock either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable (to the extent such other series of preferred stock are entitled to vote pursuant to the terms thereof), will be entitled to vote for the election of two additional directors on the terms set forth below. These voting rights with respect to the Series 3 Preferred Stock will continue until all dividends on the shares of Series 3 Preferred Stock are paid in full for at least four Dividend Periods following the Nonpayment. Upon payment in full of these dividends, the voting rights will terminate except as expressly provided by law. These voting rights are subject to re-vesting in the event of each and every subsequent Nonpayment. In the event that the holders of shares of the Series 3 Preferred Stock are entitled to vote as described in this paragraph, the board of directors of ML&Co. will be increased by two directors, and the holders of the Series 3 Preferred Stock will have the right as members of that class, as outlined above, to elect two directors at the next annual meeting of stockholders.

Upon termination of the right of the holders of the Series 3 Preferred Stock to vote for directors as discussed in the preceding paragraph, the term of office of all directors then in office elected by only those holders will terminate immediately. Whenever the term of office of the directors elected by those holders ends and the related special voting rights expire, the number of directors will automatically be decreased to the number of directors as would otherwise prevail.

So long as any shares of Series 3 Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Series 3 Preferred Stock outstanding at the time, voting as a class with all other series of preferred stock ranking equal with the Series 3 Preferred Stock either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable, given in person or by proxy, either in writing or at a meeting:

•	authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking senior to the Series 3 Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of ML&Co.; or

•	amend, alter or repeal, whether by merger, consolidation or otherwise, the provisions of ML&Co.’s restated certificate of incorporation or the certificate of designation of the Series 3 Preferred Stock so as to adversely affect any right, preference, privilege or voting power of the Series 3 Preferred Stock or the holders of the Series 3 Preferred Stock;

provided, however, that any increase in the amount of issued Series 3 Preferred Stock or authorized preferred stock or the creation and issuance, or an increase in the authorized or issued amount, of other series of preferred stock ranking equal with or junior to the Series 3 Preferred Stock with respect to the payment of dividends (whether such dividends were cumulative or non-cumulative) and the distribution of assets upon liquidation, dissolution or winding up of ML&Co. will not be deemed to adversely affect these rights, preferences, privileges or voting powers. If an amendment, alteration or repeal would adversely affect one or more but not all other series of preferred stock ranking equally with the Series 3 Preferred Stock, then only the series affected shall vote as a class in lieu of all other such series of preferred stock.

Without the consent of the holders of the Series 3 Preferred Stock, so long as such action does not adversely affect the interests of holders of Series 3 Preferred Stock, we may amend, alter, supplement or repeal any terms of the Series 3 Preferred Stock:

•	to cure any ambiguity, or to cure, correct or supplement any provision contained in the certificate of designation for the Series 3 Preferred Stock that may be defective or inconsistent; or

•	to make any provision with respect to matters or questions arising with respect to the Series 3 Preferred Stock that is not inconsistent with the provisions of the certificate of designation.

On matters requiring their consent or approval, holders of Series 3 Preferred Stock will be entitled to three votes per share of Series 3 Preferred Stock.

Transfer Agent and Registrar

JPMorgan Chase Bank, N.A. will be the transfer agent, registrar, dividend disbursing agent and redemption agent for the Series 3 Preferred Stock.

DESCRIPTION OF THE DEPOSITARY SHARES

General

Each depositary share will represent a 1/1200th ownership interest in a share of Series 3 Preferred Stock. The shares of Series 3 Preferred Stock represented by depositary shares will be deposited under a deposit agreement among ML&Co., JPMorgan Chase Bank, N.A., as the depositary and the holders from time to time of the depositary receipts evidencing the depositary shares. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of Series 3 Preferred Stock represented by such depositary share, to all the rights and preferences of the Series 3 Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Immediately following the issuance of the Series 3 Preferred Stock, we will deposit the Series 3 Preferred Stock with the depositary, which will then issue the depositary shares to the underwriters. Copies of the forms of deposit agreement and the depositary receipt may be obtained from us upon request, and the following summary is qualified in its entirety by reference thereto.

Dividends and Other Distributions

The depositary will distribute all cash dividends and other distributions received in respect of the Series 3 Preferred Stock to the record holders of depositary shares in proportion to the number of such depositary shares owned by such holders. In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares entitled thereto, unless the depositary determines that it is not feasible to make such distribution, in which case the depositary may, with our approval, sell such property and distribute the net proceeds from such sale to such holders.

The depositary will distribute all cash dividends and other distributions received in respect of the Series 3 Preferred Stock only in an amount that can be distributed without attributing to any holder of depositary shares a fraction of one cent ($0.01). Any balance not so distributable will be held by the depositary and will be added to the next sum received by the depositary for distribution. The depositary will not be liable for interest on amounts held for later distribution.

Withdrawal of Stock

Upon surrender of the depositary receipts at the corporate trust office of the depositary (unless the related depositary shares have previously been called for redemption), the holder of the depositary shares evidenced thereby is entitled to delivery of the number of whole shares of the Series 3 Preferred Stock and any money or other property represented by such depositary shares. Holders of depositary shares will be entitled to receive whole shares of the Series 3 Preferred Stock on the basis of one share of Series 3 Preferred Stock for each one thousand two hundred (1,200) depositary shares, but holders of such whole shares of Series 3 Preferred Stock will not thereafter be entitled to receive depositary shares in exchange therefor. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of Series 3 Preferred Stock to be withdrawn, the depositary will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares. In no event will fractional shares of Series 3 Preferred Stock be delivered upon surrender of depositary receipts to the depositary.

Redemption of Depositary Shares

If we redeem the Series 3 Preferred Stock represented by the depositary shares, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of Series 3 Preferred Stock held by the depositary. The redemption price per depositary share will be equal to

1/1200th of the redemption price per share payable with respect to the Series 3 Preferred Stock. Whenever we redeem shares of Series 3 Preferred Stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing shares of Series 3 Preferred Stock so redeemed. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as may be determined by the depositary.

Voting the Series 3 Preferred Stock

Upon receipt of notice of any meeting at which holders of the Series 3 Preferred Stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the depositary shares relating to Series 3 Preferred Stock. Each record holder of such depositary shares on the record date (which will be the same date as the record date for the Series 3 Preferred Stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of Series 3 Preferred Stock represented by such holder’s depositary shares. The depositary will endeavor, insofar as practicable, to vote the amount of Series 3 Preferred Stock represented by such depositary shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting shares of Series 3 Preferred Stock to the extent it does not receive specific instructions from the holders of depositary shares representing Series 3 Preferred Stock.

Amendment and Termination of the Deposit Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary receipts will not be effective unless such amendment has been approved by the holders of depositary receipts representing at least a majority (or, in the case of amendments relating to or affecting rights to receive dividends or distributions, or voting or redemption rights, two-thirds) of the depositary shares then outstanding. The deposit agreement may be terminated by us or the depositary only if (i) all outstanding depositary shares have been redeemed, (ii) there has been a final distribution in respect of the Series 3 Preferred Stock in connection with any liquidation, dissolution or winding up of ML&Co. and such distribution has been distributed to the holders of depositary receipts, or (iii) upon consent of holders of depositary receipts representing not less than two-thirds of the depositary shares then outstanding.

Taxes and Other Charges

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the Series 3 Preferred Stock and any redemption of the Series 3 Preferred Stock. Holders of depositary receipts will pay all other transfer and other taxes and governmental charges and such other charges as are expressly provided in the deposit agreement to be for their accounts and as a result the amount paid as dividends or otherwise distributable by the depositary with respect to the depositary shares or the underlying Series 3 Preferred Stock will be reduced by any amounts required to be withheld by us or the depositary on account of taxes or other governmental charges. The depositary may refuse to make any payment or distribution on, or to effect any transfer of a depositary receipt or any withdrawal of shares of Series 3 Preferred Stock evidenced thereby until all such taxes and other governmental charges with respect to such depositary receipt or such shares of Series 3 Preferred Stock are paid by the holder thereof.

Miscellaneous

The depositary will forward to the holders of depositary shares all reports and communications from us which are delivered to the depositary and which we are required to furnish to the holders of the Series 3 Preferred Stock.

Neither the depositary nor we will be liable if the depositary is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the deposit agreement. Our obligations and the obligations of the depositary under the deposit agreement will be limited to performance in good faith of their duties thereunder and we and the depositary will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or Series 3 Preferred Stock unless satisfactory indemnity is furnished. We and the depositary may rely on written advice of counsel or accountants, or information provided by persons presenting Series 3 Preferred Stock for deposit, holders of depositary shares or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the depositary. Any such resignation or removal will take effect upon the appointment of a successor depositary, which successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Transfer Agent and Registrar

JPMorgan Chase Bank, N.A. will be the transfer agent, registrar, dividend disbursing agent and redemption agent for the depositary shares.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following describes the material United States federal income tax considerations related to the ownership of depositary shares each representing a 1/1200th interest in a share of Series 3 Preferred Stock as of the date hereof. Holders of depositary shares will be treated as if they own an interest in the underlying shares of Series 3 Preferred Stock for United States federal income tax purposes. Except where noted, this discussion deals only with depositary shares purchased in this offering and held as a capital asset and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, persons holding depositary shares as a part of a hedging, integrated, conversion or constructive sale transaction or as part of a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, persons owning, actually or constructively, 10% or more of our stock for United States federal income tax purposes, investors in pass-through entities or United States holders (as defined below) of the depositary shares whose “functional currency” is not the United States dollar. Furthermore, this discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this discussion does not address taxes imposed by any state, local or foreign taxing jurisdiction. Persons considering the purchase, ownership or disposition of depositary shares should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

For purposes of this discussion, “United States holder” generally means a beneficial owner of a depositary share representing a 1/1200th interest in a share of Series 3 Preferred Stock that is for United States federal income tax purposes (1) a citizen or resident of the United States, (2) a corporation (including an entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or (4) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or (y) it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person. As used herein, the term “non-United States holder” means a beneficial owner of a depositary share representing a 1/1200th interest in a share of Series 3 Preferred Stock that is not a United States holder.

United States Holders

Dividends.    Dividends paid on shares of the Series 3 Preferred Stock will be treated as dividends for United States federal income tax purposes to the extent paid out of ML&Co.’s current or accumulated earnings and profits, as determined for United States federal income tax purposes. Although ML&Co. expects that its current and accumulated earnings and profits will be such that all dividends paid with respect to shares of the Series 3 Preferred Stock will qualify as dividends for United States federal income tax purposes, ML&Co. cannot guarantee that result. ML&Co.’s accumulated earnings and profits and its current earnings and profits in future years will depend in significant part on its future profits or losses, which it cannot accurately predict. To the extent that the amount of any dividend paid on shares of the Series 3 Preferred Stock exceeds ML&Co.’s current and accumulated earnings and profits, the dividend will be treated first as a return of capital and will be applied against and reduce your adjusted tax basis (but not below zero) in your interest in such shares of the Series 3 Preferred Stock. This reduction in tax basis would increase any gain, or reduce any loss realized by you on the subsequent sale, redemption or other disposition of your interest in shares of the Series 3 Preferred Stock. The amount of any such dividend in excess of your adjusted tax basis will then be taxed as capital gain. For purposes of the remainder of this discussion, it is assumed that dividends paid on shares of the Series 3 Preferred Stock will constitute dividends for United States federal income tax purposes.

If you are a corporation, dividends that are received by you will generally be eligible for a 70% dividends-received deduction under the Code. However, the Code disallows this dividends-received deduction in its entirety if the interest in the share of Series 3 Preferred Stock with respect to which the dividend is paid is held by you for less than 46 days, excluding any day that is more than 45 days before or after the ex-dividend date. A 91-day minimum holding period applies to certain dividend arrearages.

Under current law, if you are an individual, dividends received by you generally will be subject to a reduced maximum tax rate of 15% through December 31, 2008, after which the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. The rate reduction will not apply to dividends received to the extent that you elect to treat the dividends as “investment income,” which may be offset by investment expense. Furthermore, the rate reduction will also not apply to dividends that are paid to you with respect to an interest in any share of the Series 3 Preferred Stock that is held by you for less than 61 days, excluding any day that is more than 60 days before or after the ex-dividend date. A 91-day minimum holding period applies to certain dividend arrearages.

In general, for purposes of meeting the holding period requirements for both the dividends-received deduction and the reduced maximum tax rate on dividends described above, you may not count towards your holding period any period in which you (a) have the option to sell, are under a contractual obligation to sell, or have made (and not closed) a short sale of shares of Series 3 Preferred Stock or substantially identical stock or securities, (b) are the grantor of an option to buy shares of Series 3 Preferred Stock or substantially identical stock or securities or (c) otherwise have diminished your risk of loss by holding one or more other positions with respect to substantially similar or related property. The United States Treasury regulations provide that a taxpayer has diminished its risk of loss on stock by holding a position in substantially similar or related property if the taxpayer is the beneficiary of a guarantee, surety agreement, or similar arrangement that provides for payments that will substantially offset decreases in the fair market value of the stock. In addition, the Code disallows the dividends-received deduction as well as the reduced maximum tax rate on dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You are advised to consult your own tax advisor regarding the implications of these rules in light of your particular circumstances.

If you are a corporation, you should consider the effect of section 246A of the Code, which reduces the dividends-received deduction allowed with respect to “debt-financed portfolio stock.” The Code also imposes a 20% alternative minimum tax on corporations. In some circumstances, the portion of dividends subject to the dividends-received deduction will serve to increase a corporation’s minimum tax base for purposes of the determination of the alternative minimum tax. In addition, a corporate shareholder may be required to reduce its tax basis in stock with respect to certain “extraordinary dividends”, as provided under section 1059 of the Code. You should consult your own tax advisor in determining the application of these rules in light of your particular circumstances.

Dispositions, including Redemptions.    A sale, exchange, redemption or other disposition of an interest in a share of Series 3 Preferred Stock will generally result in gain or loss equal to the difference between the amount realized upon the disposition and your adjusted tax basis in such interest in a share of Series 3 Preferred Stock. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for the interest in the share of Series 3 Preferred Stock exceeds one year. Under current law, if you are an individual, net capital gain realized by you is subject to a reduced maximum tax rate of 15%. After December 31, 2008, the maximum rate is scheduled to return to the previously effective 20% rate. The deduction of capital losses is subject to limitations.

Information Reporting and Backup Withholding.    In general, information reporting requirements will apply to dividends paid on shares of the Series 3 Preferred Stock, and the proceeds of a sale of an interest in shares of the Series 3 Preferred Stock to United States holders other than certain exempt recipients (such as corporations). A backup withholding tax at the applicable statutory rate will apply to such payments if the United States holder fails to provide in the required manner a taxpayer identification number or certification of other exempt status or fails to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service (the “IRS”).

Non-United States Holders

The following is a summary of certain United States federal income and estate tax consequences that will apply to you if you are a non-United States holder of a depositary share representing a 1/1200th interest in a share of Series 3 Preferred Stock. Special rules may apply to certain non-United States holders, such as “controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid United States federal income tax, that are subject to special treatment under the Code. These entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Dividends.    In general, dividends paid to you will be subject to withholding of United States federal income tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. However, dividends that are effectively connected with your conduct of a trade or business within the United States are generally exempt from the withholding tax. Instead, these dividends are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates (assuming, if required by an applicable treaty, the dividends are attributable to a permanent establishment maintained by you within the United States). You must comply with certification and disclosure requirements (e.g., IRS Form W-8ECI) in order for effectively connected income to be exempt from withholding. If you are a foreign corporation, any effectively connected dividends you receive may also be subject to an additional branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

A non-United States holder who wishes to claim the benefit of an applicable income tax treaty rate, and avoid backup withholding as discussed below, will be required to satisfy the certification requirements (e.g., IRS Form W-8BEN) of applicable United States Treasury regulations. Special rules apply to claims for treaty benefits made by non-United States persons that are entities rather than individuals and to beneficial owners of dividends paid to entities in which such beneficial owners are interest holders. The application of these rules depends upon your particular circumstances and, therefore, you should consult your own tax advisor regarding your eligibility for such benefits.

If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may be entitled to obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Dispositions, including Redemptions.    You generally will not be subject to United States federal income tax with respect to gain recognized on a sale, exchange, redemption or other disposition of an interest in a share of the Series 3 Preferred Stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment;

•	you are an individual who is present in the United States for 183 or more days in the taxable year of the sale, exchange, redemption or other disposition and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes. We believe that we are not currently and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

In general, gain that is effectively connected with the conduct of a trade or business within the United States will be subject to the United States federal income tax imposed on net income on the same basis that applies to United States persons generally, and, for corporate non-United States holders and under some circumstances, the branch profits tax, but will not be subject to withholding. Non-United States holders should consult any applicable income tax treaties that may provide for different rules.

United States Federal Estate Taxes.    If you are an individual, interests in shares of the Series 3 Preferred Stock owned by you at the time of your death will be included in your gross estate for United States federal estate tax purposes, unless an applicable treaty provides otherwise.

Information Reporting and Backup Withholding.    We will be required to report annually to the IRS and to you the amount of dividends paid to you and any tax withheld from dividend payments made to you, regardless of whether withholding was required. We may make available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty copies of the information returns reporting the dividends and withholding.

Backup withholding at the applicable statutory rate generally will apply to dividends paid to you unless you satisfy the certification requirements (e.g., by providing an IRS Form W-8BEN) of applicable United States Treasury regulations or otherwise establish an exemption.

Payment of the proceeds of a sale of an interest in a share of the Series 3 Preferred Stock to you within the United States or conducted through certain United States related financial intermediaries will be subject to both backup withholding and information reporting unless (1)(a) you certify under penalties of perjury that you are a non-United States holder (e.g., on an IRS Form W-8BEN) and (b) the payor does not have actual knowledge that you are a United States person or (2) you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against your United States federal income tax liability provided the required information is provided to the IRS.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s website at http://www.sec.gov. The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 with the SEC covering the depositary shares, the Series 3 Preferred Stock and other securities. For further information on us and the depositary shares, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes our restated certificate of incorporation and material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, we have agreed to sell to each of the underwriters named below, and each of the underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated, UBS Securities LLC and Wachovia Capital Markets, LLC are acting as representatives, has severally agreed to purchase the number of depositary shares, each representing a 1/1200th ownership interest in a share of Series 3 Preferred Stock, set forth opposite its name below.

Underwriter	Number of Depositary Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Morgan Stanley & Co. Incorporated
UBS Securities LLC
Wachovia Capital Markets, LLC

Total

In the underwriting agreement, the several underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the depositary shares offered hereby if any of the depositary shares are purchased. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters have advised ML&Co. that they propose initially to offer all or part of the depositary shares directly to the public at the offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of $      per depositary share. After the initial public offering, the public offering price may be changed. The underwriters are offering the depositary shares subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting discount and expenses payable by ML&Co. In no event will the underwriting discount received by any member of the National Association of Securities Dealers, Inc. (“NASD”) exceed 8% of the aggregate principal amount of the offering.

ML&Co. has granted the underwriters an option exercisable for 30 days after the date hereof to purchase up to an additional             depositary shares to cover overallotments, if any, at the initial public offering price, less the underwriting discount. If the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to certain conditions, to purchase a number of additional depositary shares proportionate to that underwriter’s commitment as will be shown in the above table.

MLPF&S, a broker-dealer subsidiary of ML&Co., is a member of the NASD, and will participate in the distribution of the depositary shares. Accordingly, the offering of the depositary shares will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD.

The underwriters are permitted to engage in certain transactions that stabilize the price of the depositary shares. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the depositary shares.

If the underwriters create a short position in the depositary shares in connection with the offering, i.e., if they sell more depositary shares than are set forth on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing the depositary shares in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. “Naked” short sales are sales in excess of the underwriters’ overallotment option or, where no overallotment option exists, sales in excess of the number of depositary shares an underwriter has agreed to purchase from the issuer. Neither ML&Co. nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the depositary shares. In addition, neither ML&Co. nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

In relation to each Member State of the European Economic Area (Iceland, Norway and Liechtenstein, in addition to the member states of the European Union) which has implemented the Prospectus Directive (each a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of depositary shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the depositary shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of depositary shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than !43,000,000 and (3) an annual net turnover of more than !50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by ML&Co. of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of depositary shares to the public” in relation to any depositary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the depositary shares to be offered so as to enable an investor to decide to purchase or subscribe the depositary shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the depositary shares in circumstances in which Section 21(1) of the FSMA does not apply to ML&Co.; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the depositary shares in, from or otherwise involving the United Kingdom.

Subject to obtaining the approval of the New York Stock Exchange, MLPF&S in the course of its business as a broker-dealer may engage in market-making transactions in the depositary shares. MLPF&S may use this prospectus supplement and the accompanying prospectus for offers and sales related to any market-

making transactions. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

The underwriters may not confirm sales to any account over which they exercise discretionary authority without the prior written approval of the customer.

Application will be made to list the depositary shares on the New York Stock Exchange. If approved for listing, trading of the depositary shares on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the depositary shares.

We have agreed to indemnify the underwriters against, or contribute to payments that the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended (“Securities Act”).

The underwriters may engage in transactions with and perform services for ML&Co. in the ordinary course of business.

VALIDITY OF THE SECURITIES

The validity of the Series 3 Preferred Stock and the depositary shares will be passed upon for ML&Co. by Sidley Austin Brown & Wood LLP, New York, New York. The validity of the Series 3 Preferred Stock and the depositary shares will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in the prospectus supplemented by this prospectus supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim condensed consolidated financial information for the three-month periods ended April 1, 2005 and March 26, 2004, the three-month and six-month periods ended July 1, 2005 and June 25, 2004 and the three-month and nine-month periods ended September 30, 2005 and September 24, 2004 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for reviews of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.’s Quarterly Reports on Form 10-Q for the quarters ended April 1, 2005, July 1, 2005 and September 30, 2005 and incorporated by reference herein, they did not audit and they do not express opinions on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim condensed consolidated financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Merrill Lynch & Co., Inc.

                   Depositary Shares

Each Representing a 1/1200th Interest in a Share of

% Non-Cumulative Preferred Stock, Series 3

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

Citigroup

Morgan Stanley

UBS Investment Bank

Wachovia Securities

November     , 2005